JOHN H. LIVELY, Managing Partner
john.lively@practus.com
11300 Tomahawk Creek Pkwy., Suite 310
Leawood, KS 66211
(913) 660-0778
February 2, 2026
Mr. Asen Parachkevov and Ms. Kalkidan Ezra
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:    ETF Opportunities Trust (File Nos. 333-234544 and 811-23439)
Dear Mr. Parachkevov and Ms. Ezra:
    This letter provides the response of ETF Opportunities Trust (the “Trust” or the “Registrant”) to the additional comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided to Practus, LLP, on a call on January 27 and January 30, 2026. The comments relate to Post-Effective Amendment (“PEA”) No. 382 to the registration statement of the Trust, which was filed on September 12, 2025, under Rule 485(b) of the Securities Act of 1933, as amended (the “1933 Act”). PEA 382 was filed to register shares of one new series of the Trust, the Tuttle Capital UFO Disclosure ETF (the “Fund”). For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment. Capitalized terms not defined in this letter shall have the same meaning ascribed to such term in the PEA.
Principal Risks
1.Comment: In the principal risks disclosure, please consider moving the “Speculative Nature Risk” disclosure up to the front of the principal risk disclosure section such that it is in order of importance as comparted to the other principal risks.
    Response: The Trust has revised the disclosure to address your comment.
Principal Investment Strategies
2.    Comment: The Staff notes the discussion of Unidentified Anomalous Phenomena (“UAP”) and Non-Human Intelligence (“NHI”) in the front of the principal investment strategies and the more detailed discussion of the same subjects at the end of the principal investment strategies. Please consider moving the discussion of UAP and NHI at the end of the strategy disclosure to the beginning and combine with the discussion of UAP and NHI in the second paragraph.
    Response: The Trust has revised the disclosure to address your comment.

Mr. Asen Parachkevov and Ms. Kalkidan Ezra
U.S. Securities and Exchange Commission
February 2, 2026

3.    Comment: In the third paragraph, the Staff notes the disclosure that states “[w]hile certain industries may be more closely aligned with the theme, the Adviser does not expect any single sector to uniformly benefit, and portfolio allocations are made with diversification and risk management in mind.” Please add “(and none may benefit at all)” after the phrase “uniformly benefit.”
    Response: The Trust has revised the disclosure to address your comment.4.
4.    Comment: Please move the disclosure in the fourth paragraph that discuss the strategy being thematic, based on the Adviser’s beliefs and opinions, and purely speculative up to the first paragraph and make it more prominent.
Response: The Trust has revised the disclosure to address your comment.
5.    Comment: It remains unclear how the Adviser proposes to establish a reasonable nexus between the fund’s 80% investments and the investment theme suggested by the Fund’s name. Each of “disclosure” and “confirmation” provide for the adviser to determine an issuer will benefit from public disclosure or confirmation, but that determination appears to be with respect to future impact. Additionally, there appears to be no reasonable nexus with respect to “exploitation” and the name of the Fund.  Please revise the name of the fund to clarify the future-based methodology the Adviser would be utilizing when assessing whether a nexus exists between a given security and the investment focus suggested by the Fund's name. Additionally, please revise the disclosure to include a reasonable nexus between the Fund’s name and “exploitation” or consider whether “exploitation” appropriately supports the fund’s name.
    Response: The Trust has updated the disclosure such that an appropriate nexus exists between the principal investment strategy and the Fund’s name. The Trust refers the Staff to its prior response dated January 26, 2026, and the Trust does not believe Section 35(d) or Rule 35d-1 is implicated by the Fund’s name for the reasons stated therein. However, the Trust has included an 80% policy that is appropriately tailored to reflect the thematic, speculative nature of the strategy. The Trust notes that disclosure of investigations of UAP, as explained in the Fund’s strategy, has occurred and has been the subject of Congressional hearings.
6.    Comment: The Staff notes the disclosure that states “Instead, the Adviser evaluates whether issuers operate in industries that historically experience increased investment, research activity, or innovation during periods of heightened scientific uncertainty or government-funded exploratory research.” Please tie this disclosure to the disclosure or confirmation of UAP and potential investments by adding “that the Adviser believes will benefit from UAP Disclosure or Confirmation.”

4926-9986-7525, v. 1

Mr. Asen Parachkevov and Ms. Kalkidan Ezra
U.S. Securities and Exchange Commission
February 2, 2026

    Response: The Trust has updated the disclosure in response to the Staff’s comments.
7.    Comment: Please confirm supplementally that the Fund will not be concentrated in any industry or group industries.
    Response: The Trust confirms that the Fund will not be concentrated.
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    Please contact me at (913) 660-0778 regarding the responses contained in this letter.
                        Sincerely,

                        /s/ John H. Lively

                        John H. Lively

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